Exhibit 99.1

Borr Drilling Limited Announces Exercise of Option to Purchase Additional Shares

Hamilton, Bermuda, August 19, 2022. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announces today that the underwriters of the Company’s previously announced offering of its common shares (the “Offering”) have exercised their option to purchase an additional 6,918,627 common shares at the public offering price of $3.60 per share, minus underwriting discounts.

The settlement of the additional shares is expected to occur on August 26, 2022.

No securities in the Offering will be offered or listed on Oslo Stock Exchange.

DNB Markets, Clarksons Securities, Pareto Securities, ABG Sundal Collier ASA, Arctic Securities AS, Fearnley Securities and SpareBank 1 Markets are the book-running managers for the offering.  Cleaves Securities AS is co-manager for the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange on August 30, 2017 and on the New York Stock Exchange on July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit the Company’s website at: www.borrdrilling.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “expect,” or other similar expressions. These forward-looking statements include statements with respect to the offering and other non-historical statements. The forward-looking statements included in this press release are subject to significant risks, uncertainties, contingencies and factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements including risks related to the conduct of the offering, the use of proceeds, whether the condition to settlement of the offering will be met and other risks described in the Company’s most recent Annual Report on Form 20-F and other filings of the Company with the SEC. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

 August 19, 2022

 The Board of Directors
 Borr Drilling Limited
 Hamilton, Bermuda